Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name	Country

China Intelligent Electronic Holding Limited	British Virgin Islands

Hyundai Light & Electric (Huizhou) Co., Ltd.	People’s Republic of China

Korea Hyundai Light & Electric (Intl) Holding Limited	Hong Kong